

March 18, 2014

Amended Outline of Proposed Issuer-Controlled Equity Purchase

Las Vegas Railway Express, Inc.

OTCQB: XTRN

This term sheet summarizes the principal terms of a proposed equity financing of the Company. This term sheet is for discussion purposes only and does not constitute a binding obligation between the Parties other than as described in the "Fees" and "Confidentiality" sections below. The terms and conditions are subject to change and this term sheet does not constitute either an offer to sell or an offer to purchase securities. No material adverse developments shall have occurred relating to the business, assets, operations, properties, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole.

Issuer:	Las Vegas Railway Express, Inc. ("XTRN" or the "Company").
Investor:	Ascendiant Capital Partners, LLC and/or its affiliates.
Securities:	Up to $10,000,000 (the "Commitment Amount") of XTRN Common Stock over 36 months (the "Shares").
Registration Statement:	The Issuer shall file one or more registration statements, as necessary, under the Securities Act (the "Registration Statement") registering all of the Issuer's common stock (the "Common Stock") pursuant to this Transaction, including the Commitment Fee Shares (collectively, the "Registrable Securities") for resale, in each case up to the limits allowed by Rule 415, and use its best commercial efforts to have such Registration Statement declared effective. The Issuer shall use its best commercial efforts to continuously maintain the effectiveness of the Registration Statement until all of the Registrable Securities have been sold.
Commitment Period:	The "Closing Date" shall occur upon the completion of appropriate securities purchase documentation and regulatory clearance if required. The Transaction set forth herein shall have a term beginning on the effective date of the Registration Statement and continuing for a period of 36 consecutive months thereafter as long as the Registration Statement remains effective and the shares of the Issuer are eligible to be deposited and cleared by the Investor's clearing firm (the "Commitment Period").
Draw Down Notice:	Beginning on the 20th trading day following the Effective Date, and every regular, full (non-holiday) trading day thereafter during the Commitment Period, provided the Registration Statement is effective, the shares of the Issuer are eligible to be deposited and cleared by the Investor's clearing firm, and the Volume Weighted Average Price (VWAP) of the Common Stock on the trading day of a Draw Down Notice is at least $.05, the Issuer may, at its option,

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ASCENDIANT CAPITAL PARTNERS, LLC
18881 Von Karman Avenue, 16th Floor • Irvine, California 92612 • (949) 259-4900 • Fax (949) 756-1090
www.ascendiant.com

notify the Investor that it wishes to exercise a drawdown of the financing (each such draw down, a "Draw Down" and each such notice, the "Draw Down Notice Date") and the dollar amount of the Draw Down thereof (the "Draw Down Amount"). A Draw Down Notice must be delivered to the Investor between 1:00pm PT and 2:00pm PT in order to be accepted by the Investor. The Draw Down Notice may be emailed to the Investor's designated email address(es).

Maximum Draw Down Amount:

Each Draw Down may be equal to an amount up to 20% of the average daily trading volume during the ten (10) trading days immediately prior to the date of the applicable Draw Down Notice, multiplied by the VWAP on the trading day the Draw Down Notice is delivered. Notwithstanding the foregoing, no individual Draw Down shall exceed $25,000, and in no event shall the number of shares issuable to the Investor cause the Investor to own in excess of 9.9% of the then outstanding Common Stock of the Company.

Purchase Price Calculation:

The Purchase Price shall be 75% of the closing bid price on the trading day the Draw Down Notice is delivered to the Investor.

Determination of Shares Issuable:

The number of shares of Common Stock to be issued to the Investor on each Settlement Date (which is to be no later than one trading day following the date the Draw Down Notice is delivered to the Investor) shall be equal to the Draw Down Amount divided by the Purchase Price.

Deliver of Shares and Payment

The Issuer shall deliver the Shares (rounded up to the nearest whole Share) via the Depository Trust Company's Deposit Withdrawal Agent Commission (DWAC) system to the account of the Investor no later than one trading day after the date the Draw Down Notice is delivered to the Investor (the "Settlement Date") and the Investor shall initiate a wire transfer for the Shares equal to the Draw Down Amount immediately following confirmation that the Shares have been delivered.

No Short Sales:

Neither the Investor nor any of its affiliates under its control will engage in any short sales with respect to the Common Stock.

Warrants: NONE

Brokerage Fees: NONE

Fees:

The Issuer shall pay to the Investor $7,500 in advance of preparation of the definitive documents and due diligence associated with this Transaction.

As a Commitment Fee, the Issuer shall issue and deliver to the Investor restricted shares of XTRN Common Stock ("Commitment Fee Shares") equal to five percent (5%) of the Commitment Amount divided by the closing bid price on the day immediately preceding the Closing Date. The Company shall include the Commitment Fee Shares in the Registration Statement filed subsequent to the Closing Date.

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Termination:	Subject to the full payment of all Fees which are due and owing as of the date of termination, the Agreements may be terminated by the Issuer at any time with 5 days written notice. Termination shall be effective after the full completion and Settlement of any pending Draw Downs.
Confidentiality – No Shop:	The Company agrees to keep this Term Sheet confidential and not to distribute it to, or discuss it with, any third party other than the Company's legal advisors and/or board of directors, who shall be informed of the confidential nature of this document, without prior written consent of Ascendiant Capital Partners, LLC. The Company also agrees to not "shop" this Term Sheet to other prospective investors or agents, and to proceed in good faith toward a successful closing of this Transaction contemplated herein until such time as this Transaction is consummated or otherwise terminated between the Parties at the end of 14 business days.
Expiration Date:	This Term Sheet shall expire, unless signed by the Company or extended in writing, at 5:00 p.m. Pacific Time on Tuesday, March 25, 2014.

AGREED AND ACCEPTED,

LAS VEGAS RAILWAY EXPRESS, INC.

Name: Michael Barron
Its: CEO
Date: 3/19/14

ASCENDIANT CAPITAL PARTNERS, LLC
18881 Von Karman Avenue, 16th Floor • Irvine, California 92612 • (949) 259-4900 • Fax (949) 756-1090
www.ascendiant.com